RIALTO TRADING HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

RIALTO TRADING HOLDINGS LLC AND SUBSIDIARIES

TABLE OF CONTENTS



YSL & Associates LLC

| Certified Public Accountants | Member of Parker Randall International |

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

INDEPENDENT AUDITOR'S REPORT

To the Members of
Rialto Trading Holdings LLC

We have audited the accompanying consolidated financial statements of Rialto Trading Holdings LLC and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of June 30, 2021 and 2020, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 11 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 11. Our opinion is not modified with respect to this matter.

YSL & Associates LLC

New York, NY
November 5, 2021

RIALTO TRADING HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
JUNE 30, 2021 AND 2020

	June 30, 2021	June 30, 2020
ASSETS		
Current assets		
Cash	$ 748,758	$ 52,336
Accounts receivable	3,576	-
Prepaid expenses	18,889	21,835
Total current assets	771,223	74,171
Other assets		
Security deposit	-	10,650
Total other assets	-	10,650
TOTAL ASSETS	$ 771,223	$ 84,821
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current liabilities		
Accounts payable and other accrued expenses	$ 466,656	$ 651,676
Total current liabilities	466,656	651,676
Long-term liabilities		
PPP loans	176,739	267,776
Accrued interest	1,728,737	979,903
Notes payable	11,750,000	10,050,000
Total long-term liabilities	13,655,476	11,297,679
Total liabilities	14,122,132	11,949,355
Members' Equity	(13,350,909)	(11,864,534)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 771,223	$ 84,821

The accompanying notes to consolidated financial statements are an integral part of this statement

3

RIALTO TRADING HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	June 30, 2021	June 30, 2020
Revenues		
Advisory fees	$ 109,885	$ 19,973
Reimbursed expenses	58,925	-
Total revenues	168,810	19,973
Operating expenses		
Officers' compensation	91,666	904,200
Wages and benefits	902,748	1,802,807
Professional fees	1,260,236	1,015,823
Brokerage and others	175,763	222,501
Data research	352,500	132,148
IT and technology	626,247	401,955
Marketing and advertising	8,000	116,612
Rent	23,034	110,160
General and administrative	105,649	109,885
Total operating expenses	3,545,843	4,816,091
Net loss from operations before other incomes/(expense)	(3,377,033)	(4,796,118)
Other incomes/(expense)		
Debt cancellation - PPP loan	266,548	-
Award income	5,000	-
Interest expense	(748,835)	(676,958)
Total other incomes/(expense)	(477,287)	(676,958)
Net loss	$ (3,854,320)	$ (5,473,076)

The accompanying notes to consolidated financial statements are an integral part of this statement

RIALTO TRADING HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

Member's class	Class A	Class B	Class C	Series A	Series A-1	Total
Balance - June 30, 2019	$ (7,675,455)	$ 12	$ -	$	$	$ (7,675,443)
Capital contributions	591,905					591,905
SAFE investment	692,080					692,080
Net loss	(5,473,076)					(5,473,076)
Balance - June 30, 2020	(11,864,546)	12	-	-	-	(11,864,534)
Capital contributions				1,061,000		1,061,000
SAFE investment	1,306,945					1,306,945
Net loss	(3,854,320)					(3,854,320)
Balance - June 30, 2021	$ (14,411,921)	$ 12	$ -	$ 1,061,000	$ -	$ (13,350,909)

The accompanying notes to Consolidated Financial Statements are an integral part of this statement

RIALTO TRADING HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STAETMENTS OF CASH FLOW
FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	June 30, 2021	June 30, 2020
Cash flows from operating activities:		
Net loss	$ (3,854,320)	$ (5,473,076)
Adjustments to reconcile net loss to net cash used in operating activities:		
Debt cancellation - PPP loan	(267,776)	-
Change in operating assets and liabilities:		
Accounts receivable	(3,576)	-
Prepaid expenses	2,946	(21,835)
Security deposit	10,650	-
Due from broker	-	58,572
Accounts payable and accrued expenses	(185,020)	(22,995)
Accrued interest	748,834	979,903
Net cash used in operating activities	(3,548,262)	(4,479,431)
Cash flows from financing activities:		
Proceeds from SAFE investment	1,306,945	692,080
Capital contributions	1,061,000	-
Proceeds from notes	1,950,000	3,000,000
Repayment of notes	(250,000)	-
Proceeds from PPP loans	176,739	267,776
Net cash provided by financing activities	4,244,684	3,959,856
Net increase (decrease) in cash	696,422	(519,575)
Cash - beginning of year	52,336	571,911
Cash - end of year	$ 748,758	$ 52,336
Supplemental disclosure of cash flow information:		
Non-cash capital contributions	$ -	$ 591,905
PPP loan forgiveness	$ 267,776	$ -

The accompanying notes to consolidated financial statements are an integral part of this statement

RIALTO TRADING HOLDINGS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED JUNE 30, 2021 AND 2020

1.   NATURE OF OPERATIONS

Rialto Trading Holdings LLC (the "Company") was organized in Delaware in 2016. The Company operates with its two wholly owned subsidiaries Rialto Markets LLC and Rialto Trading Technology LLC, all Delaware Limited Liability Companies. Rialto Trading Technology LLC is a private markets financial technology company which builds and operates technology that assist them and other market participants in the private markets primary issuance and secondary trading private markets. Rialto Markets LLC is a FINRA registered broker dealer which is registered in all 50 states and an SEC recognized Alternative Trading System ('ATS'), which performs secondary trading functions on behalf of issuers that are admitted to the ATS. The Company is located and headquartered in New York, NY. Other offices operated by the Company are in Florida.

The Company is permitted to act as a placement agent for privately offered securities, in the primary market, and to operate as an alternative trading system ("ATS") creating an electronic matching system for non-publicly traded securities, corporate debt securities, US government securities and municipal securities in the secondary market. However, the Company, currently acts only as a service provider to issuers that engage in self issuance of private securities. The Company earns fees commensurate with the amount of capital that the issuers raise via exempt offerings (ex. Regulation CF, Regulation A+, etc.).

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

On March 11, 2020, the World Health Organization declared a global pandemic related to COVID- 19, which has spread throughout the United States and globally. While the pandemic has created disruption in the economy, including supply chains, production and sales across various industries, to date, there has been no significant impact of the pandemic on the Company's operations, financial performance, customers, vendors, or employees. The extent to which the COVID-19 pandemic may impact our financial condition or results of operations in the future is uncertain at this time.

The Company's consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Basis of Consolidation
All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts of assets, liabilities, and contingencies at the date of the financial statements, as well as revenues and expenses during the reporting period. Although actual results could differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made. All significant assumptions and estimates underlying the reported amounts in the financial statements and accompanying notes are regularly reviewed and updated. Changes in estimates are reflected in the financial statements based upon ongoing actual experience, trends, or subsequent settlements and realizations, depending on the nature and predictability of the estimates and contingencies.

Cash
Cash primarily consists of bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions. The Company's accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

At June 30, 2021, the Company had bank balances exceeding the FDIC insurance limit on interest bearing accounts. To reduce its risk associated with the failure of such financial institutions, the Company evaluates at least annually the rating of the financial institutions in which it holds deposits.

Revenue Recognition
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification Topic 606 (ASC 606), Revenue from Contracts with Customers, which provides a single comprehensive accounting model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASC 606 contains a five-step

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued))

approach that entities will apply to determine the measurement of revenue and timing of when it is recognized (at a point in time or over time), including (i) identifying the contract(s) with a customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to separate performance obligations, and (v) recognizing revenue when (or as) each performance obligation is satisfied and control of the promised good or service is transferred to the customer. ASC 606 also requires a number of quantitative and qualitative disclosures intended to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue, and the related cash flows.

The Company adopted ASC 606 on July 1, 2019 (Adoption Date), using the modified retrospective method, which provides for a cumulative effect adjustment to beginning fiscal 2019 retained earnings for uncompleted contracts impacted by the adoption. Further, the Company has elected to utilize the modified retrospective transition practical expedient that allows the Company to evaluate the impact of contract modifications as of the Adoption Date rather than evaluating the impact of the modifications at the time they occurred prior to the Adoption Date. Application of the practical expedient did not have a material impact on the financial statements.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company earns transaction-based fees for acting as a service provider to issuers that engage in self issuance of private securities. The Company has determined that the performance obligation is satisfied at the time that all contingencies have been met and funds are available to be distributed by the escrow agent.

Income Taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company follows the provision of ASC 740-10 related to "Accounting for Uncertain Income Tax Positions." When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of June 30, 2021 and June 30, 2020, the Company has determined there are no uncertain tax positions, and therefore has recorded no income tax reserves. The Company does not expect any significant changes to its substantially unrecognized tax positions during the next twelve months.

3.   FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
Level 3—Inputs are unobservable inputs for the asset or liability.

4.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of June 30, 2021, accounts payable and accrued expenses consisted of mainly legal fees of $149,950 and data & technology expenses of $305,451. As of June 30, 2020, accounts payable and accrued expenses consisted of mainly legal fees of $600,196.

5.   COMMITMENTS AND CONTINGENCIES

The Company had an office lease for its NYC headquarters that was in place from March 1, 2020 through August 31, 2020. The Company abandoned the office during the pandemic and came to a settlement with the landlord. In December of 2020, the Company paid $12,384 in exchange for a full settlement and release of its lease obligation.

6.   REVENUE CONCENTRATION

For the years ended June 30, 2021, and June 30, 2020, four and one customers represented 76% and 100% of total revenue, respectively.

7.   RELATED-PARTY TRANSACTIONS

Fixed Income ATS Loan
In April 2018, the Company entered into an agreement to sell the company. The Company and an investor signed a Fixed Income ATS Loan agreement which included an initial sale of Class A units for a minority holding in the business plus a loan amount up to $11,000,000 at a 7% annual interest rate. The Company utilized $10,000,000 of the debt facility to scale operations, build technology, and gain additional regulatory mandates in anticipation of the proposed acquisition. The outstanding principal was $9,750,000 and $10,000,000 as of June 30, 2021 and 2020. The outstanding accrued interest was $1,687,146 and $979,903 as of June 30, 2021 and 2020.

The investor subsequently terminated the purchase agreement with the Company and filed for an arbitration. A settlement was reached in April 2021 whereby the Company paid $250,000 at that time and agreed to pay an additional $850,000 due in April 2022 in return for forgiveness of any claim on the outstanding loan. If there is a change of control, the Company is obligated to make additional payments to the investor. As of June 30, 2021, the Company did not have any change of control.

Senior Unsecured Promissory Note
In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from

7.   RELATED-PARTY TRANSACTIONS (CONTINUED)

Senior Unsecured Promissory Note (Continued)
the date of any loan under this note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021. In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a pro-rata basis up to 10% in the Company based on amount of the note. The outstanding principal was $1,500,000 and $0 as of June 30, 2021 and 2020. The outstanding accrued interest was $38,750 and $0 as of June 30, 2021 and 2020.

Promissory Note
In April 2021, the Company entered into a promissory note agreement with its founder and managing member. The note is for $500,000 at a 2% annual interest rate that will become due after the Company secures at least $6,000,000 in qualified financing. As of June 30, 2021 all principal and accrued interest is still unpaid. The outstanding principal was $500,000 and $50,000 as of June 30, 2021 and 2020. The outstanding accrued interest was $2,842 and $0 as of June 30, 2021 and 2020.

8.   EQUITY

The Company's Limited Liability Company Agreement, as amended, outlines the various classes of membership interests and units available in the Company.

Class A Units
882,457 Class A Units are outstanding, all of which are owned solely by the Class A Members. Class A Members and their Class A Units will not have any voting rights or Management Rights.

Class B Units
100 Class B Units are outstanding, all of which are owned solely by the managing member. The Class B Units are the only Units that grant voting and Management Rights to the holder.

Class C Units
Exchange of Profits Units. Currently 800,013 Class C Units are set aside for issuance, 551,834 of which are issued and outstanding. Class C Members and their Class C Units will have no voting rights or Management Rights. Class C Units grant the Class C Members an interest in the Company's profit.

Series A, Series A-1- Conversion of SAFE
In May 2021, the Company opened a Series A financing, which consisted of seven investors investing a total of $3,060,000 including the conversion of $2,000,000 raised previously in a

8. **EQUITY (CONTINUED)**

Series A, Series A-1- Conversion of SAFE (Continued)
SAFE Agreement. The Series A and Series A-1 round officially closed in July 2021. 74,567 Series A units and 155,494 Series A-1 units were issued and outstanding at the close of this round.

9. **INCOME TAXES**

The Partnership files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. In general the statute of limitations of the Partnership's U.S. federal tax returns remains open three years after a tax return is filed. The statutes of limitations on the Partnership's state and local tax returns may remain open for an additional year depending upon the jurisdiction. Management does not believe that there are any uncertain tax positions that require recognition of a tax liability.

The Company is taxed as a US Partnership and any profits or losses are passed through to its owners on an annual basis via K-1. Because this is a pass-through entity, there is no need for an income tax provision. Income taxes have not been provided as each partner is individually liable for the taxes, if any, on its share of the Partnership's income and expenses.

New York City is the only exception to this where the entity is taxed as an unincorporated business and files annual returns. To date, the company has operated at a loss is able to carry that loss forward. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. After consideration of all the evidence, both positive and negative, management has recorded a full valuation allowance at December 31, 2020 and 2019, due to the uncertainty of realizing the deferred income tax assets.

10. **PPP LOANS**

The Company received two unsecured loans from the Small Business Administration (SBA) as part of the Coronavirus Aid, Relief, and Economic Security Act's Paycheck Protection Plan (PPP). The loans are unsecured, nonrecourse, accrues interest at one percent per annum, with an initial term of 2 years. Under the terms of the loans, a portion or all of the loans are forgivable to the extent that the loan proceeds are used to fund qualifying payroll, rent, and utilities during a designated eight-week period. The terms of any forgiveness may also be subject to further requirements in any regulations and guidelines the Small Business

10. PPP LOANS (CONTINUED)

Administration may adopt. During the year ended June 30, 2021, the first PPP loan in the amount of $266,548 was fully forgiven and is included in other income on the statements of operations. As of June 30, 2021, the second PPP loan in the amount of $176,739 is outstanding and included in long-term liabilities on the statements of financial position.

11. GOING CONCERN AND LIQUIDITY

The financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from its operations which resulted in a net capital deficiency. As of June 30, 2021, and 2020, the Company has an accumulated deficit of $17,274,979 and $13,420,658, respectively. The Company's ability to meet its obligations in the ordinary course of business is dependent on its ability to achieve profitable operations and obtain additional financing. The Company's plans include increasing revenues, achieving profitability, and raising additional capital. The Company makes no assurances that it will achieve profitable operations or that it will be able to obtain additional financing on terms acceptable to the Company, as needed. In the event that sufficient financing is not available, or the Company is unable to achieve profitable operations, the Company will need to scale back its expansion efforts, seek strategic opportunities, or discontinue operations.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events from June 30, 2021, the date of these consolidated financial statements, through the date of the auditor's report, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended June 30, 2021. The Company concluded that no events have occurred that would require recognition or disclosure in the consolidated financial statements, except as described in Note 8 regarding closing Series A, Series A-1- Conversion of SAFE in July 2021.